Exhibit 99.1

May 24, 2023

Dear Fellow Shareholders:

2022 was characterized by excellence in execution, including the completion of the first phase of our subscription transition by reaching our subscription bookings mix target in the first quarter of 2022, just five quarters after kicking off our subscription transition, and well ahead of our plan for eight to ten quarters. We are proud of the significant outperformance during the year, particularly in light of the macro-economic uncertainty in the market during the year. Throughout 2022, we worked hard to enhance our go-to-market engine, expand our channel partnerships, and gained momentum in our platform selling motion. As a result, we delivered the following financial highlights in 2022:

o	Annual Recurring Revenue, or ARR[1], reaching $570 million as of December 31, 2022, increasing by 45 percent year-over-year.

o	Subscription portion of ARR[2] reaching $364 million as of December 31, 2022, increasing 99 percent year-over-year.

o	Total revenue reaching $592 million in 2022, an increase of 18 percent compared to the full year 2021.

o	Record number of new customers, signing more than 1,100 new logos – a record for CyberArk – and reaching more than 8,000 global customers.

o	Customers with over $100,000 in Annual Recurring Revenue, reaching 1,300, growing more than 40 percent year-over-year.

CEO Transition

In April of 2023, I moved into the Executive Chairman role, and Matt Cohen, our Chief Operating Officer, became our CEO.  As we were gearing up for 2023, we recognized that CyberArk was well positioned to separate the Chairman of the Board and CEO roles thanks to our strong execution over the last few years.  Our subscription transition has created a durable business model, and we have become the recognized leader in identity security based on the power of our innovation engine. First as CRO and then as COO, Matt has played an instrumental role in driving our transformational change and has established a proven track record as a results-driven leader.

My commitment to CyberArk is unwavering. As Executive Chairman, I will remain actively involved with the Company.  Working with Matt and the management team, I will focus on shaping our future and aligning our long-term strategy to our mission, preserving CyberArk’s culture and brand, and fostering relationships with key customers and partners.

Identity Security Strategy

We have consistently delivered breakthrough innovation and, in 2022, we expanded our product portfolio to bring privilege controls to the broader identity security market. In Secrets Management, we launched the SaaS version of our Secrets Management solution, Conjur Cloud, as well as our Secrets Hub for AWS, positioning CyberArk as the backbone for Secrets Management. In Access, we launched Identity Flows, which streamlines workflow with advanced and modern no-code, application integration and automation, and Identity Compliance, which streamlines access certifications campaigns with comprehensive risk-driven identity analytics.

We were named a Leader in the 2022 Gartner® Magic Quadrant™ 3 for Access Management and the 2022 Magic Quadrant4 for Privileged Access Management, making us the only company to be named a Leader in both 2022 Gartner® Magic Quadrant™ reports. We believe this is another important validation of our strategy to deliver the most complete Identity Security platform in the market5.

1 Annual Recurring Revenue (ARR) is defined as the annualized value of active SaaS, subscription or term-based license and maintenance contracts related to perpetual licenses in effect at the end of the reported period.
2 Subscription portion of ARR is defined as the annualized value of active SaaS and subscription or term-based license contracts in effect at the end of the reported period. The subscription portion of ARR excludes maintenance contracts related to perpetual licenses.
3 Gartner®, Magic Quadrant™ for Access Management, by Henrique Teixeira, Abhyuday Data, Michael Kelley, James Hoover, Brian Guthrie, 1 November 2022.
4 Gartner®, Magic Quadrant™ for Privileged Access Management, by Michael Kelley, James Hoover, Felix Gaehtgens, Abhyuday Data, 19 July 2022.
5 Gartner Disclaimers: GARTNER and MAGIC QUADRANT are registered trademarks and service marks of Gartner Inc. and/or its affiliates in the U.S. and internationally and are used herein with permission. All rights reserved.

Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

The Gartner content described herein, (the “Gartner Content”) represent(s) research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Gartner Content speaks as of its original publication date (and not as of the date of this filing) and the opinions expressed in the Gartner Content are subject to change without notice.

Environmental, Social & Governance (ESG) Program Highlights

We continued to embed the principles of ESG into our strategy and culture. We took initial steps to set ESG-related Key Performance Indicators (KPIs) and are in the process of refining our ESG focus areas, both of which we believe can help us to increase program focus and transparency. The Board of Directors receives regular updates on our ESG program, and we renamed one of our Board committees to the Nominating, Environmental, Sustainability and Governance Committee to reflect that committee’s ESG oversight responsibility.

We published our second annual Environmental, Social and Governance report in October 2022. Highlights from our report include:

Cybersecurity

-	Conducted mandatory annual cybersecurity and data privacy training for all employees

-
Expanded SOC 2 Type 2 Certification across the CyberArk Identity Security Platform, with six of our SaaS solutions receiving certification with an independent audit firm reviewing the quality of controls and operating effectiveness for our data privacy and security safeguards

-	Continued to report to our Audit committee, on a quarterly basis, both product and company cybersecurity status and continuous improvement activities

Human Capital Management

-
Expanded our recruitment program through hiring recent university graduates in Israel, which increased age diversity in our workforce and supports the local economy, and introduced a returnship program in the U.S. that brought women back to the workforce who had been on a career break

-
Enhanced our Diversity, Equity & Inclusion (DE&I) initiatives to cultivate a diverse, equitable and inclusive culture, including launching two new Employee Resource Groups (ERGs) – CYBR Pride, an LGBTQIA2S+ and ally community, and CYBR Women, a community for the women at CyberArk

Corporate Governance, Business Ethics and Compliance

-	Published an updated corporate Code of Conduct that is aligned to our values and reflects the risks relevant to our business

Environment

-	Completed our first Scope 1 and Scope 2 GHG emissions inventory to help us better understand our carbon footprint

-	Conducted an initial climate risk analysis, based on the TCFD framework

As we look ahead, we intend to continue enhancing our ESG program to expand its impact in support of our key stakeholders – shareholders, employees, customers, partners and communities.

Conclusion

We enhanced our go-to-market engine, expanded our channel partnerships, and continued to innovate our identity security platform to position us as the leader in identity security. We believe we have the right strategy to deliver long-term growth, profitability and free cash flow.

On behalf of the Board, we invite you to attend our 2023 Annual General Meeting of Shareholders to be held at 4:00 p.m. (Israel time) on June 28, 2023, at our corporate headquarters at 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel.

Thank you for your ongoing support of CyberArk.

Ehud (Udi) Mokady Founder & Executive Chairman of the Board

ii

CYBERARK SOFTWARE LTD.

9 Hapsagot St., Park Ofer B, POB 3143, Petach-Tikva, 4951040, Israel,

+972-3-918-0000

May 24, 2023

Dear CyberArk Software Ltd. Shareholders:

We cordially invite you to attend the 2023 Annual General Meeting of Shareholders (the “Meeting”) of CyberArk Software Ltd. (the “Company”) to be held at 4:00 p.m. (Israel time) on June 28, 2023, at the Company’s offices at 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel.

The Meeting is being called for the following purposes:

(1)
(i)         To re-elect each of Ron Gutler, Kim Perdikou and Ehud (Udi) Mokady, each for a term of approximately three years as a Class III director of the Company, until the Company’s annual general meeting of shareholders to be held in 2026 and until his or her respective successor is duly elected and qualified; and
(ii)         To elect Matthew Cohen for a term of approximately one year as a Class I director of the Company, until the Company’s annual general meeting of shareholders to be held in 2024 and until his successor is duly elected and qualified;

(2)
To approve, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”) the employment terms and compensation package of the Chief Executive Officer, Matthew Cohen, including the adoption of an equity grant plan for the years 2023-2027, for the grant of performance share units (“PSUs”) and restricted share units (“RSUs”);

(3)	To approve, in accordance with the requirements of the Companies Law, the employment terms of and a grant of RSUs and PSUs for 2023 to the Company’s Executive Chairman of the Board, Ehud (Udi) Mokady;
(4)	To approve certain amendments to the Articles of Association of the Company; and
(5)
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2023 and until the Company’s 2024 annual general meeting of shareholders, and to authorize the Board of Directors of the Company (the “Board”) to fix such accounting firm’s annual compensation.

Members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2022.

The Board unanimously recommends that you vote in favor of each of the foregoing proposals, which are more fully described in the accompanying proxy statement.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment.

Shareholders of record at the close of business on May 19, 2023, are entitled to vote at the Meeting.

Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card, including for voting by telephone or the Internet. It is important that your shares be represented and voted at the Meeting. Accordingly, after reading the accompanying proxy statement, please mark, date, sign and mail the enclosed proxy card as promptly as possible in the enclosed stamped envelope or follow the instructions for voting by telephone or the Internet. If voting by mail, the proxy must be received by the Company’s transfer agent or at the Company’s registered office at 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel, not later than 11:59 p.m. (EDT) on June 27, 2023, to be validly included in the tally of ordinary shares voted at the Meeting. If you are a shareholder who holds shares in “street name” (i.e., through a bank, broker or other nominee), an earlier deadline may apply to receipt of your proxy card. An electronic copy of the enclosed proxy materials will also be available for viewing at http://investors.cyberark.com. The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed prior to the Meeting at the registered office of the Company from Sunday to Thursday (excluding holidays), 10:00 p.m. to 5:00 p.m. (Israel time). The Company’s telephone number at its registered office is +972-3-918-0000.

Sincerely, Ehud (Udi) Mokady Founder & Executive Chairman of the Board

CYBERARK SOFTWARE LTD.

9 Hapsagot St., Park Ofer B, POB 3143, Petach-Tikva, 4951040, Israel

+972-3-918-0000
__________________________

PROXY STATEMENT
__________________________

2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

           This proxy statement (the “Proxy Statement”) is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of CyberArk Software Ltd. (to which we refer as “we,” “us,” “CyberArk” or the “Company”) to be voted at the 2023 Annual General Meeting of Shareholders (the “Meeting”) and at any postponement or adjournment thereof. The Meeting will be held at 4:00 p.m. (Israel time) on June 28, 2023, at our offices at 9 Hapsagot St., Park Ofer B, Petach-Tikva, Israel.

 This Proxy Statement and the enclosed proxy card are being made available on or about May 24, 2023, to holders of the Company’s ordinary shares, nominal (par) value NIS 0.01 per share (“ordinary shares”), as of the close of business on May 19, 2023, the record date for the Meeting (the “Record Date”). You are entitled to vote at the Meeting if you hold ordinary shares as of the close of business on the Record Date.

See “How You Can Vote” below for information on how you can vote your shares at the Meeting. Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items (Proposals)		Board Recommendation	Further Details
1.

(i)    To re-elect each of Ron Gutler, Kim Perdikou and Ehud (Udi) Mokady, each for a term of approximately three years as a Class III director of the Company, until the Company’s annual general meeting of shareholders to be held in 2026 and until his or her respective successor is duly elected and qualified; and
(ii)   To elect Matthew Cohen for a term of approximately one year as a Class I director of the Company, until the Company’s annual general meeting of shareholders to be held in 2024 and until his successor is duly elected and qualified;
		✔ FOR	Pages 18 to 20
2.
To approve, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”) the employment terms and compensation package of the Chief Executive Officer (the “CEO”), Matthew Cohen, including the adoption of an equity grant plan for the years 2023-2027, for the grant of performance share units (“PSUs”) and restricted share units (“RSUs”);
		✔ FOR	Pages 21 to 27
3.
To approve, in accordance with the requirements of the Companies Law, the employment terms of and a grant of RSUs and PSUs for 2023 to the Company’s Executive Chairman of the Board (“Executive Chair”), Ehud (Udi) Mokady;
		✔ FOR	Pages 28 to 31
4.	To approve certain amendments to the Articles of Association of the Company; and	✔ FOR	Pages 32 to 33
5.
To approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2023 and until the Company’s 2024 annual general meeting of shareholders, and to authorize the Board to fix such accounting firm’s annual compensation.
		✔ FOR	Pages 34 to 35

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment.

 Quorum

 On the Record Date, we had 41,765,066 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on the Record Date is entitled to one vote on each of the proposals to be presented at the Meeting. Under our articles of association (the “Articles”), the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least 25% of the voting power of our Company. If a quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day of the week, time and place), or to a day, time and place determined by the Chairman of the Meeting (which may be earlier or later than said time). At such adjourned meeting the presence of any shareholder in person or by proxy (regardless of the voting power represented by his, her or its shares) will constitute a quorum.

Abstentions and “broker non-votes” (if any) are counted as present for purposes of determining a quorum.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each of the Proposals to be presented at the Meeting.

Except for the purpose of determining a quorum, abstentions from voting and “broker non-votes” (if any) are not treated as votes cast and are not counted in determining the outcome of any of these proposals.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

•
By mail—If you are a shareholder of record, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization;

•
By telephone—If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

•
By Internet—If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or another similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet.

If we determine that a change to a virtual meeting format is advisable or required, an announcement of such change will be published in a Form 6-K filed with the Securities and Exchange Commission.

Shareholders of Record

If you are a shareholder of record, that is, your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC, these proxy materials are being sent directly to you by our transfer agent. As the shareholder of record, you have the right to provide your voting proxy directly to the Corporate Secretary of our Company or to vote in person at the Meeting. If you do not wish to attend the Meeting and wish to vote your ordinary shares, you should submit a proxy in one of the above-mentioned manners. If you have lost or misplaced the proxy card mailed to you, you may request another by calling our proxy solicitor, Innisfree M&A Incorporated, toll-free at (888) 750-5834 (from the U.S. or Canada) or at +1 (412) 232-3651 (from other locations).

We will not be able to count a proxy card unless we receive it at our principal executive offices at 9 Hapsagot St., Park Ofer B, POB 3143, Petach-Tikva, 4951040, Israel, or our registrar and transfer agent receives it in the enclosed envelope no later than 11:59 p.m. (EDT) on June 27, 2023.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) regarding the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to a particular proposal, your shares will be voted by the persons named as proxies in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment on any other matters that may properly come before the Meeting.

Shareholders Holding in “Street Name”

If your ordinary shares are held in a brokerage account or through a bank, trustee or other nominee, you are considered to be the beneficial owner of shares held in “street name.” Proxy materials are being furnished to you together with a voting instruction form by the broker, bank, trustee or other nominee or an agent hired by the broker, trustee or nominee. Please follow the instructions on that form to direct your broker, bank, trustee or other nominee how to vote your shares. Many nominees provide means to vote by telephone or by Internet. Alternatively, if you wish to attend the Meeting and vote in person, you must obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote your shares at the Meeting.

Under the rules of the Nasdaq Stock Market LLC (“Nasdaq”), brokers, trustees or other nominees that hold shares in “street name” for clients only have authority to vote on “routine” proposals where they have not received voting instructions from beneficial owners, and a “broker non-vote” occurs when brokers, trustees or other nominees are unable to vote on “non-routine” proposals. The only item on the Meeting agenda that we believe may be considered “routine” is Proposal 5 relating to the reappointment of the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023; however, we expect that this will not be treated as a routine matter since our Proxy Statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies.

 Thus, if you, as a beneficial owner of the shares, do not provide specific instructions to your broker, trustee or other nominee on a specific proposal, your broker, trustee or other nominee will not be allowed to exercise its voting discretion with respect to that proposal. If your shares are held of record by a broker, trustee or other nominee, we urge you to give instructions to your broker, trustee or other nominee as to how your shares should be voted so that you thereby participate in the voting on these important matters.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on the Record Date, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of a Proxy

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Shareholders who hold shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if they desire to revoke or modify previously submitted voting instructions.

Shareholder Proposals

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law and our Articles. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a shareholders’ meeting, provided that such proposal is deemed appropriate by the Board for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary, Meital Koren, at the following address: CyberArk Software Ltd., 9 Hapsagot St., POB 3143, Petach-Tikva, 4951040, Israel, or by fax to +972-3-9180028, Attn: Meital Koren, Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary must receive the written proposal no later than May 31, 2023.

Solicitation of Proxies

Proxies are being made available to shareholders on or about May 24, 2023. We have retained Innisfree M&A Incorporated to assist with the solicitation of proxies in connection with the Meeting. Innisfree M&A Incorporated will receive customary fees plus out-of-pocket expenses in connection with the performance of its services. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may also solicit proxies by telephone, email or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Voting Results

The final voting results will be tallied by the Company’s Chief Legal Officer based on the information provided by the Company’s transfer agent or otherwise, and the overall results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card and this Proxy Statement were furnished to the SEC under cover of a Form 6-K and are also available at the “Investor Relations” section of our website at http://investors.cyberark.com. The contents of that website are not a part of this Proxy Statement and are not incorporated by reference herein.

Assistance with Voting

If you have questions about how to vote your shares, you may contact our proxy solicitor, Innisfree M&A Incorporated, toll-free at 1 (888) 750-5834 (from the U.S. or Canada) or at +1 (412) 232-3651 (from other locations).

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical facts, this Proxy Statement contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements express the current beliefs and expectations of the Company’s management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “continue,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions. Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes to the drivers of the Company’s growth and its ability to adapt its solutions to IT security market demands; fluctuation in the Company’s quarterly results of operations due to sales cycles and multiple pricing and delivery models; the Company’s ability to sell into existing and new customers and industry verticals; an increase in competition within the Privileged Access Management and Identity Security markets; unanticipated product vulnerabilities or cybersecurity breaches of the Company’s, or the Company’s customers’ or partners’ systems; complications or risks in connection with the Company’s subscription model, including uncertainty regarding renewals from its existing customer base, and retaining sufficient subscription or maintenance and support service renewal rates; risks related to compliance with privacy and data protection laws and regulations; risks regarding potential negative economic conditions in the global economy or certain regions, including conditions resulting from financial and credit market fluctuations, rising interest rates, bank failures, inflation, and the potential for regional or global recessions; the Company’s ability to hire, train, retain and motivate qualified personnel; reliance on third-party cloud providers for the Company’s operations and SaaS solutions; the Company’s history of incurring net losses and its ability to achieve profitability in the future; risks related to the Company’s ongoing transition to a new Chief Executive Officer; risks related to sales made to government entities; the Company’s ability to find, complete, fully integrate or achieve the expected benefits of strategic acquisitions; the duration and scope of the COVID-19 pandemic and its resulting effect on the demand for the Company’s solutions and on its expected revenue growth rates and costs; the Company’s ability to expand its sales and marketing efforts and expand its channel partnerships across existing and new geographies; regulatory and geopolitical risks associated with global sales and operations and changes in regulatory requirements or fluctuations in currency exchange rates; the ability of the Company’s products to help customers achieve and maintain compliance with government regulations or industry standards; risks related to intellectual property claims or the Company’s ability to protect its proprietary technology and intellectual property rights; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this Proxy Statement are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS

The following table sets forth the number of ordinary shares beneficially owned by all persons known by us to beneficially own more than 5% of our ordinary shares, as of May 19, 2023, based on public filings or information provided to us by such shareholders, and calculated using the 41,765,066 ordinary shares we had issued and outstanding at such time.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage
Principal Shareholders
Wasatch Advisors LP (1)	2,368,496	5.7%

(1)
Based on a Schedule 13G/A filed on February 9, 2023, by Wasatch Advisors LP (“Wastach”), shares beneficially owned consist of 2,368,496 ordinary shares over which Wastach has sole voting and dispositive power. The address of Wasatch is 505 Wakara Way, Salt Lake City, UT 84108.

COMPENSATION OF CERTAIN OFFICE HOLDERS AND DIRECTORS

           For information about the compensation, on an individual basis, of our five most highly compensated office holders during or with respect to the year ended December 31, 2022, as required by regulations promulgated under the Companies Law, see “Item 6.B. Compensation” of our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 2, 2023, and available on the “Investor Relations” section of our website at http://investors.cyberark.com or through the SEC’s website at www.sec.gov.

CORPORATE GOVERNANCE

Overview

CyberArk is committed to effective corporate governance and independent oversight by our Board. Our programs and policies are founded on the guiding principle that the Board is accountable for representing the best interests of our shareholders. We accomplish that primarily through Board independence, diversity of experience and engagement with shareholders and other key constituents.

Shareholder Engagement

We believe that effective corporate governance includes regular, constructive conversations with our shareholders, and we value our shareholders’ continued feedback and opinions. All feedback is reviewed and implemented as appropriate for the Company’s strategy, business growth and maturity stage. As part of our investor relations program, we engage with the vast majority of our institutional shareholders throughout the calendar year in our quarterly earnings calls, investor conferences and investor meetings. Since 2016, we have annually conducted substantive discussions with shareholders on executive compensation, corporate governance, corporate performance, strategy and, more recently, on our ESG program. In 2022, for example, we engaged with over 95 percent of our top 20 shareholders, which represented about 50 percent of our outstanding shares.  We have implemented the feedback received during these discussions to enhance our corporate and ESG strategy, as appropriate, including regarding our dilution management, executive compensation methodology and structure, disclosure of diversity metrics, and strengthening our environmental program. Maintaining an active dialogue with our shareholders is consistent with our corporate values of open communication and accountability, and we intend to continue these efforts in the future.

Board Structure

Our Articles provide that we may have no fewer than four and no more than nine directors, as may be fixed from time to time by the Board. Our Board currently consists of nine directors. Independence is a key pillar of our corporate governance, and each of our seven current non-employee directors is independent under Nasdaq corporate governance rules, which require a majority of our directors to be independent. Our directors are divided into three classes with staggered three-year terms. Each class of directors consists of approximately one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which their term expires, unless they are removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles. In 2022, the Nominating, Environmental, Sustainability and Governance Committee (the “Nominating and ESG Committee”) and the Board approved a board refreshment program, including committing to introduce a new Board member at least every five years, and rotated the committee membership to include our newest Board members, Mr. Auque and Ms. England, in our Audit and Strategy Committees, respectively.

Board Composition and Qualifications

Our Board provides independent oversight of the Company and management. Our Board consists of diverse, experienced and qualified members. The Board skills and experience matrix below represents the key skills that our Board identified as particularly valuable to the effective oversight of the Company and the execution of our strategy, as well as diversity characteristics of our directors (over 20 percent of whom are women). This matrix highlights the depth and breadth of skills of our Board members.

PERSONAL				COMMITTEES				EXPERIENCE & SKILLS										
	Independent	Age	Gender	Tenure (in years)*	Audit Committee	Compensation Committee	Nominating and ESG Committee	Strategy Committee	Leadership & Business Operations	Industry Knowledge	Technology	Finance & Accounting	Risk Management	International Businesses	Strategy Development	Mergers & Acquisitions	Legal & Corporate Governance	Human Capital Management	Sustainability
Ehud Mokady		54	M	18				C	X	X	X	X	X	X	X	X	X	X	
Gadi Tirosh	X	56	M	12		X	C	X	X	X	X		X	X	X	X	X		X
Matthew Cohen		47	M	0					X	X	X	X	X	X	X	X		X	
Amnon Shoshani	X	59	M	13			X		X				X				X		X
David Schaeffer	X	67	M	9					X			X	X	X	X	X	X	X	
Kim Perdikou	X	65	F	8	X (F)	C	X	X	X			X	X	X	X		X	X	
Ron Gutler	X	65	M	8	C (F)	X		X	X			X	X	X	X	X	X		
François Auque	X	66	M	4	X (F)				X			X	X	X	X	X			
Avril England	X	55	F	2				X	X		X		X	X	X			X	X

 *As of the date of the Meeting          C = Chairperson          (F) = Financial Expert

Board Leadership and Lead Independent Director

Mr. Mokady, our founder, who served as our CEO from 2005 until April 2023, has been on the Board since the Company’s inception and has served as chairman of our Board since June 2016.  When the roles of CEO and chairman of the Board were combined following the approval of our shareholders at such time, our Board appointed a lead independent director (“Lead Director”). In April 2023, we separated the roles of CEO and chairman of the Board.  Mr. Mokady assumed the role of Executive Chair, and Matthew Cohen was appointed as CEO and joined the Board. Because Mr. Mokady is our founder and continues to be employed by the Company, Mr. Mokady does not qualify as “independent”.  Therefore, the Board believes it is in the Company’s best interest to maintain the Lead Director role in order to facilitate strong, independent Board leadership and ensure effective independent oversight.

Our Lead Director is selected by our non-executive Board members from among the independent directors of the Board who have served a minimum of one year as a director. Additionally, if at any meeting of the Board the Lead Director is not present, one of the following individuals, in the order listed, will act as Lead Director for the duration of such meeting: the Chairperson of the Audit Committee, the Chairperson of the Compensation Committee, or an independent member of the Board appointed by a majority of the independent members of the Board present. Mr. Gadi Tirosh currently serves as our Lead Director.

The Board has reviewed the authorities and responsibilities of the Lead Director and revised them to align with the recent leadership changes. These authorities and responsibilities include the following:

•
providing leadership to the Board if circumstances arise in which the role of the Executive Chair may be, or may be perceived to be, in conflict with the interests of the Company, and responding to any reported conflicts of interest, or potential conflicts of interest, arising for any director;

•	presiding as chairman of meetings of the Board at which the Executive Chair is not present, including executive sessions of the independent members of the Board;

•	serving as a liaison between the CEO and the independent members of the Board;

•	providing feedback on Board meeting agendas, information and ongoing training provided to the Board, and requiring changes to the same;

•	approving meeting schedules to ensure that there is sufficient time for discussion of all agenda items;

•	having the authority to call meetings of the independent members of the Board;

•	being available for consultation and direct communication with shareholders, as appropriate;

•	recommending that the Board retain consultants or advisers that report directly to the Board;

•	conferring with the Executive Chair or CEO on important Board matters and key issues and tasks facing the Company, and ensuring the Board focuses on the same;

•	presiding over the Board’s annual self-assessment process and the independent directors’ evaluation of the effectiveness of the Executive Chair, CEO and management; and

•	performing such other duties as the Board may from time to time delegate to assist the Board in the fulfillment of its duties.

Strong Board Oversight

The Nominating and ESG Committee and the Board determined to implement the following corporate governance best practices, to ensure strong independent oversight by the Board and its Committees:

Corporate Governance Best Practices
✔    Separated the Executive Chair and CEO roles
✔    Lead Director with expansive duties and extensive oversight experience
✔    7 of 9 directors are independent
✔    Fully independent Audit, Compensation and Nominating and ESG Committees
✔    Ongoing board refreshment –
✔ Thoughtful committee rotations in 2022, including the addition of our most recently elected directors to the Audit and Strategy Committees
✔   Board refreshment program with a commitment to add a new board member at least every five years

✔    Ongoing shareholder engagement program
✔     Annual Board and committee evaluations
✔     Executive sessions of Independent Directors
✔     Executive sessions with the Independent Auditors and key employees related to risk management
✔     Annual review of committee charters
✔     Regular internal audits of management responsibilities
✔     Board continuing education program
✔     Independent directors and committees’ direct communication with executive team and key employees
✔     In-house team led by Head of Internal Audit who reports to Audit Committee

Board Oversight of Risk Management

One of the main responsibilities of our Board is to effectively monitor and manage the Company’s evolving risk profile. Our committees play a vital role in supporting the Board’s risk oversight responsibilities, as follows:

Committee	Risk Oversight Areas of Focus
Audit	• Our overall risk assessment and strategy for managing enterprise risk • Accounting and financial reporting, legal, compliance and privacy • Cybersecurity, including product and information security
Compensation	• Compensation policies and practices related to our directors, CEO, executives and employees • Our human capital management and diversity, equity and inclusion strategy
Nominating and ESG	• ESG program, including corporate governance and environmental stewardship
Strategy	• Our long-term business and corporate strategy, including organic and inorganic growth

The committees receive regular updates from the relevant functions within the Company responsible for the management and mitigation of the different areas of risk. In addition, the committees hold closed executive sessions with individual members of CyberArk’s leadership team as well as our internal and external audit functions. The committee chairs apprise the Board regularly of committee discussions, decisions and actions taken.

Board and Committee Effectiveness and Meetings

Our Board and committees are committed to conducting their duties effectively and in the best interest of CyberArk and our shareholders. Our Board performs an annual self-assessment to evaluate its effectiveness in fulfilling its obligations, which is overseen by the Lead Director and the Nominating and ESG Committee. As part of the assessment, directors, relevant members of management and outside counsel provide feedback on a variety of topics such as Board and committees’ effectiveness and composition. Our Corporate Secretary summarizes these individual assessments and discusses the results with the Nominating and ESG Committee and the Board. The Board then takes such further action or guides management on key findings, as it deems appropriate.

During 2022, our Board met six times and acted three times by written consent; our Audit Committee met six times; our Compensation Committee met six times and acted three times by written consent; and our Nominating and ESG Committee met three times. Each of the incumbent directors (including all the director nominees listed in Proposal 1(i)) attended at least 75% of our Board meetings and the meetings of each of the committees of the Board on which they served.

We recognize the importance of keeping our Board members current on market trends, industry events, and best practices, as well as enhancing their knowledge of the Company’s evolving product portfolio, go-to-market motion and research and development programs. New Board members undergo our onboarding process, including onboarding guides and tailored trainings. In addition, we provide continuing director education, which may include internally developed materials, presentations and training, or programs presented by third parties, and encourage our directors to attend CyberArk events such as our annual “IMPACT” customer event.

Considerations in Evaluating Director Nominees

Our Nominating and ESG Committee undertakes an evaluation process of the qualifications of the Board members and identifies potential areas where we may enhance our Board, including size, composition and additional expertise. We look for Board members with the highest levels of integrity and ethics that align with our corporate values. Our strong corporate culture has been key to our long-term success, and we believe the tone is set at the top with our Board. To represent the best interests of our shareholders, we remain committed to maintaining a Board that is inclusive and endeavors to have varied expertise, experience and diversity – including experience, gender, racial and ethnic diversity – among its members. We consider director nominees’ suitability for their role also based on the following criteria:

BUSINESS EXPERTISE	CONSIDERATIONS INDUSTRY EXPERIENCE	DIVERSITY
o Corporate governance o Financial o Go-to-market strategy o Product management o Leadership o M&A o Risk management o Strategy o Sustainability o Public Company	o Alliances and partnerships o B2B o Cloud o Competitive analysis o Cybersecurity o Public sector o SaaS or Software o Information Technology	o Cultural background o Ethnicity o Gender identity o Race o Sexual orientation

Board Diversity Matrix

           The table below provides certain information regarding the diversity of our Board as of the date of this Proxy Statement. Each of the categories listed in the table has the meaning ascribed to it in NASDAQ Listing Rule 5605(f).

Country of Principal Executive Offices:	Israel
Foreign Private Issuer:	Yes
Disclosure Prohibited under Home Country Law:	No
Total Number of Directors:	9

	Female	Male	Non-Binary	Did not Disclose Gender
Part I: Gender Identity
Directors	2	7	--	--
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	1
LGBTQ+	--
Did Not Disclose Demographic Background	--

 DIRECTOR & OFFICE HOLDER COMPENSATION

Executive Compensation Program – Methodology & Key Principles

Our Compensation Committee and Board have carefully structured our executive compensation program to attract, motivate and retain our key office holders who drive our success, including our Executive Chair and our CEO. For more information regarding the proposed CEO and Executive Chair compensation, see Proposal 2 and Proposal 3, respectively.

Our office holders’ compensation program is designed to promote the Company’s medium- and long-term objectives, business and strategy and create appropriate incentives for our office holders, taking into consideration, among other factors, the size and nature of operations of our Company as well as our competitive environment. The program’s key principles include:

✔
Compensation program is designed to incentivize superior individual excellence and link the compensation of our office holders to the Company’s success and, as a result, to align the interests of our office holders with those of our shareholders

✔
Compensation that balances performance targets and time horizons to support the achievement of our financial, strategic and long-term objectives, while remaining in line with market practices and the principles of our ESG program

✔	Annual review of our compensation program to ensure its compliance with applicable laws and regulations, market practices, as well as the Company’s targets and strategy

✔	Fully independent Compensation Committee, composed of at least three members

✔	Independent, outside consultant support in the design, analysis and implementation of our compensation program and advice regarding our executive and non-employee director compensation

✔	Annual equity-based compensation cap for both our executives and Board members

✔	Annual cash bonus payments cap for our executives

✔
Continuously enhancing our compensation practices to include a significant performance-based component in our executives’ compensation. Currently, at least 50% of our executives’ annual equity grant is subject to performance-based criteria

✔	Carefully managing and reducing our equity dilution level (currently below 10%)

✔
Prohibiting any transaction in the Company’s shares and derivatives that are speculative or short-term in nature, create an actual or perceived conflict of interest, or bet against the Company’s future performance or short-term prospects

✔	Recoupment provisions – clawback and malus (as applicable) – for both cash and equity compensation.

Evolution of our Executive Compensation Program

We strive to provide a mix of compensation that supports a pay-for-performance culture and encourages the retention of key executives who contribute to our corporate results. Our compensation methodology has been to provide a moderate, fixed and predictable base salary, while putting a greater emphasis on variable compensation – comprised of cash bonuses, and, to a greater extent, equity – to promote the achievement of critical corporate goals and thereby align our management’s interests with those of our shareholders. We believe that our compensation practices, which have evolved over time, have been effective in incentivizing achievement of key strategic objectives that resulted in long-term sustainable shareholder value, while keeping compensation packages competitive with the practices applied by other companies in our Peer Group. For example, in 2021 and 2022, a significant portion of our executives’ compensation was linked to the timely achievement of our business model transition, and a key criterion for 2023 compensation relates to the achievement of our profitability goals.

As the Company has grown and matured, our Compensation Committee and Board have likewise evolved our executive compensation program, taking into account shareholder feedback. Since our initial public offering in 2014, we have continuously enhanced our executive equity grant methodology and practices, in line with progressive compensation trends that prevail among global technology companies, often more mature than ourselves. For example, the portion of performance-based equity has increased over time and continues to be relatively high compared to our Peer Group, and we introduced a relative TSR performance criteria long before our Peer Group. According to Aon’s analysis, only 60% of the our Peer Group grants performance-based equity awards to their chief executive officers, with less than 35% of their overall grant value granted as performance-based equity awards.

Performance as a Key Consideration in Annual Compensation Review

The Compensation Committee conducts a thorough performance review process of each of our executives on an annual basis, considering, among other factors, the achievement of the specific performance goals that were set for each executive at the beginning of the previous year as well as our CEO’s assessment of the performance of each executive (other than himself). The performance review is used by the Compensation Committee and the Board to determine the extent to which an executive has earned their performance-based, variable cash and equity compensation for the previous fiscal year. Further, the performance evaluation serves as a key factor in considering potential updates of an executive’s compensation package.

Each year, the Board approves, based on the recommendation of the Compensation Committee, the financial and strategic goals applicable to the executives’ performance-oriented, variable compensation, based on the Company’s operating plan for that year and its strategic goals for the upcoming years. These quantitative and, to a lesser extent, qualitative goals are assigned to each executive as part of their annual bonus plan, and a composition of different key, measurable performance indicators for the Company are designated as performance criteria for the purposes of earning PSUs granted by the Company. All goals are designed to align executive pay with the Company’s medium- or long-term performance, promote successful achievement of critical milestones in the Company’s growth and the execution of its strategy, thereby supporting the increase of Company and shareholder long-term value.

We believe that in times of economic uncertainty it is particularly important to ensure that compensation is aligned with performance, including by evaluating the Company’s performance as compared to other companies in our industry by using relative TSR with at least a three-year performance period as a performance criterion for senior members of our executive team, thereby directly linking their interests with those of our shareholders for an extended period of time. This promotes the consistent performance and long-term vision of key executives whose decisions will determine the Company’s trajectory in the coming years.

Equity Plan Governance

           Our Compensation Committee and Board have consistently taken a disciplined approach to effectively manage the long-term dilutive impact of our equity incentive grants and are committed to continue balancing the scope of our equity compensation program with its impact on our earnings per share. The Compensation Committee and Board regularly review the Company’s equity compensation methodology to ensure it supports the achievement of our financial and strategic objectives and remains in line with market practices, while effectively managing the level of shareholder dilution and increases in our share-based compensation in proportion to our overall revenue. Some of the measures we have undertaken to effectively manage dilution include authorizing the reservation of shares for issuance under the Company’s 2014 share incentive plan (the “2014 Plan”) between 2017 and 2022, and the 2019 Employee Share Purchase Plan (the “2019 ESPP”) between 2020 and 2022, at a rate significantly lower than that permissible under such plans and reducing the overall number of shares reserved for issuance under the 2014 Plan by 900,000 ordinary shares in June 2019. We have continuously enhanced our equity compensation program to weight more towards the grant of PSUs versus time-based stock options, initially with respect to Mr. Mokady as our CEO at that time and subsequently for all our executives and other senior managers, including Mr. Cohen, in his previous role as COO and as our current CEO.

Outside Consultant Engagement

The Compensation Committee has engaged Aon’s Human Capital Solutions practice, a division of Aon plc (“Aon”), as an independent, outside consultant, to provide it with advice related to our executive and non-employee director compensation programs and to assist in the design, formulation, analysis, and implementation of our compensation program. The information provided by Aon relating to the compensation practices of peer companies aids the decision-making process of the Compensation Committee and Board and supports our ability to inform our shareholders of the Company’s relative positioning on compensation. The Compensation Committee and Board make their final decisions relating to annual executive compensation in reliance on various considerations, including the information provided by Aon, as applicable, with a focus on the individual performance of our executives.

           The Company’s current compensation peer group (“Peer Group”) was determined by the Compensation Committee, following Aon’s analysis of appropriate peers, based on sector, revenue and market capitalization, and is comprised of:

Alteryx	Five9	Okta	Varonis Systems
AppFolio	Guidewire	Q2 Holdings	Wix.com
Box	HashiCorp	Qualys	Zendesk
Coupa Software	HubSpot	Rapid7	Zscaler
CrowdStrike	Mandiant (FireEye)	SentinelOne
Dynatrace	New Relic	Tenable

As of November 2022 when the Peer Group was determined, the Company’s revenue was at the 28th percentile of the Peer Group revenue for the trailing 12 months, and the Company’s market capitalization was at the 70th percentile of the Peer Group market capitalization.

As of May 19, 2023, 3,111,169 ordinary shares underlying share-based awards were outstanding under the Company’s 2011 Share Incentive Plan, 2014 Plan and the 2019 ESPP, and 1,515,978 ordinary shares were reserved for future grant under the 2014 Plan and the 2019 ESPP, reflecting a dilution rate of 9.97%. Aon’s survey data reflected that while the Company’s revenue multiples were over the 75th percentile and its one- and three-year total shareholder returns were over the 65th percentile among the Peer Group, its 2022 total equity overhang was positioned favorably below the 25th percentile among the Peer Group.

Compensation of Non-Executive Directors

As of July 1, 2019, following the approval of our shareholders, our non-executive directors are entitled to the following compensation:

Cash Compensation

Annual fees with respect to each 12 months of service in the amounts of:

	Lead Director	Member
Board	US$52,500	US$35,000

Additional fees with respect to each 12 months of service on Board committees in the amounts of:

Committee	Chairperson	Member
Audit	US$20,000	US$10,000
Compensation	US$12,000	US$6,000
Nominating and ESG Committee	US$8,000	US$4,000
Strategy	US$8,000	US$4,000

Directors are also entitled to be reimbursed for reasonable travel, accommodation and other expenses incurred by them in connection with attending Board and committee meetings and performing their functions as directors of the Company

Equity-Based Compensation

Directors are entitled to equity awards of restricted share units in the value of:

New Appointment Award	Up to US$350,000
Subsequent Annual Award	US$200,000

For more information on director compensation, see Proposal 2 of our 2019 Proxy Statement, filed with the SEC on May 21, 2019, “Item 6.B. Compensation—Compensation of Directors and Senior Management” and “Item 6.C. Board Practices—Compensation of Directors” of our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 2, 2023.

ENVIRONMENTAL, SOCIAL & GOVERNANCE (ESG)

Overview

We view ESG principles as being part of our broader strategy and values and believe that transparently disclosing our initiatives related to our ESG program will allow our stakeholders to be informed about, and educated to give feedback on, our progress. Our ESG approach and disclosures integrate input from internal and external stakeholders and external experts.  In 2021, we completed a detailed assessment to identify ESG issues we believe may be high priority to our business, our shareholders and other stakeholders. The assessment took into consideration leading ESG voluntary reporting frameworks including the Sustainability Accounting Standards Board (SASB), the Task Force on Climate-related Financial Disclosures (TCFD), the Global Reporting Initiative (GRI), Stakeholder Capitalism Metrics established by the International Business Council of the World Economic Forum and ESG ratings agencies. In October 2022, we published our second annual ESG Report, which provides further detail on our efforts. Going forward we intend to continue enhancing our ESG program and developing ESG-related Key Performance Indicators (KPIs) and metrics for our reporting and to track our progress.

For more information on our ESG-related activities, please visit our website at https://www.cyberark.com/company/esg/. Neither the ESG Report nor the contents of our website are incorporated into this Proxy Statement.

ESG Oversight

To provide more structure and enhance disclosure around the ESG program, we formally established an internal ESG Committee in 2021, which is led by the Senior Vice President, Investor Relations and ESG and comprises members of key business areas including Legal and Compliance, Human Resources, Investor Relations, Information Technology and Product Management. The ESG Committee reports to an Executive Steering Committee that includes the CEO. Ultimately, the ESG Committee is overseen by the Board’s Nominating and ESG Committee, which has primary ESG oversight responsibility, and the full Board. We believe this structure allows the Board to oversee our progress, including the establishment of key metrics and targets, thus increasing the program’s effectiveness. The other committees of the Board have oversight responsibilities on certain ESG-related matters which fall within their primary areas of responsibility. The Audit Committee oversees risk management, cybersecurity and investor communications, and the Compensation Committee oversees Human Capital Management as well as Diversity, Equity and Inclusion matters.

ESG Focus Areas

Cybersecurity and Data Privacy

Cybersecurity is our business. Securing our network, our solutions, our employees, our customers, and our partners is the foundation of our success. At the same time, our internal cybersecurity and privacy programs, which include complying with, and in many cases exceeding, industry standards, are critical components of our overall strategy execution. We continue to make ongoing investments in people, processes, and technologies to mitigate risks to our business, build trust and help our customers protect against advanced cyberattacks.

 In recognition of the potential impact on our business, we maintain a cybersecurity governance structure at the highest levels of the company. The Board’s Audit Committee has oversight of our cybersecurity program and conducts a quarterly review of our initiatives focusing either on network or product security. In addition, our internal Information Security Steering Committee focuses on corporate network security and typically meets monthly to discuss key security matters, mitigation plans and progress. Security Steering Committee members include our CEO, Chief Information Technology Officer, Chief Legal Officer, and involves leaders from our Information Security, R&D and Services teams (including Red Team and cyber-attack experts, or threat hunters), as needed.

Cybersecurity. Our comprehensive program is centered on risk management, product and SaaS security, business continuity and training. Our dedicated security teams work to continuously improve our secure development, security operations and threat-mitigation practices. CyberArk conducts formal risk assessments on its corporate network on at least an annual basis. Our risk management program is based on ISO/IEC 27001:2013 Information Security Management System Standard and follows the National Institute of Standards and Technology (NIST) cybersecurity framework. In addition, the results of our annual assessment are included in the annual mitigation plan, which is presented to and monitored by the Audit Committee. A critical part of our cybersecurity program is internal training and awareness including mandatory annual training and regular campaigns, exercises and drills related to phishing, malware and other cybersecurity risks. Furthermore, we continue to make ongoing investments to help our customers protect against advanced cyberattacks. CyberArk is ISO/IEC 27001:2013 certified for Information Security Management System (ISMS). In addition, through a rigorous certification process involving third-party external verification of controls managing our customers’ sensitive data, six of our SaaS solutions received SOC-2 Type II certification.

Data Privacy. The security and privacy of our customers’ data is paramount. We made significant investments in technical and organizational measures to establish and manage compliance with laws and regulations governing our activities regarding protected data (such as GDPR), which enhance our data protection and cybersecurity. Furthermore, we monitor cybersecurity risks, certifications or assessments at our third-party cloud infrastructure providers and other IT service providers and reevaluate those contractual relationships as appropriate. For more information, see our 2022 ESG report and key privacy documents available at www.cyberark.com, none of which are incorporated by reference in this Proxy Statement.

Human Capital Management

Approach. Our People strategy (also Human Capital Management) is built on four pillars: Attract, Belong, Communicate and Develop – the ABCDs.  The ABCD strategy is one focused on the wellbeing, retention, and career development of our people, since our culture continues to be a key ingredient in our success. We believe that the holistic experience across the ABCD pillars, combined with the right tone at the top, makes the most impact on our employees and our culture.

For more information, see “Item 6.D. Employees” of our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 2, 2023.

CONTINUOUS IMPROVEMENT
WE
DRIVEN TO WIN
CUSTOMER FIRST
WHAT'S BEST FOR CYBERARK
TRUSTED EXPERT
SMART, BOLD BUT HUMBLE
INNOVATORS

Environment and Climate

We recognize the importance of environmental stewardship and are working to measure and reduce our impact on the environment and how a changing climate might impact our business. During 2022, we completed our first Scope 1 and Scope 2 greenhouse gas (GHG) emissions inventory to help us better understand our carbon footprint. Additionally, we conducted an initial climate risk analysis based on the TCFD framework. As we analyze the results, we are looking at possible opportunities to further understand how we can reduce our impact on the environment. Ongoing environmental initiatives include education and training sessions for employees on environmental topics and our Cyber Forest program, where we have, to date, planted 1,500 trees to celebrate new employee hires and as part of our employee recognition program.

PROPOSAL 1

RE-ELECTION OF CLASS III DIRECTORS AND
ELECTION OF CLASS I DIRECTOR

Background

Our shareholders are being asked to (i) re-elect each of Ron Gutler, Kim Perdikou and Ehud (Udi) Mokady, each as a Class III director; and (ii) elect Matthew Cohen as a Class I director.

Our current directors are divided among the three classes as follows:

(1) our Class I directors are Ehud (Udi) Mokady, David Schaeffer and François Auque, whose current terms expire at our 2024 annual general meeting of shareholders and upon the election and qualification of their respective successors,

(2) our Class II directors are Gadi Tirosh, Amnon Shoshani and Avril England, whose current terms expire at our 2025 annual general meeting of shareholders and upon the election and qualification of their respective successors, and

(3) our Class III directors are Ron Gutler, Kim Perdikou and Matthew Cohen, whose current terms expire at the Meeting and upon the election and qualification of their respective successors.

Re-Election of Class III Directors and Election of Class I Director

The Nominating and ESG Committee and Board recommended that we nominate (i) our current Class III directors, Mr. Ron Gutler and Kim Perdikou, and our current Class I director, Ehud (Udi) Mokady for re-election, each as a Class III director at the Meeting, and each for a term of approximately three years following the Meeting; and (ii) Mr. Matthew Cohen, a current Class III director, for election, to our Board as a Class I director, for a term of approximately one year following the Meeting. The Board believes re-electing Mr. Mokady for a three-year period, following his transition to an Executive Chair role, will solidify our leadership structure and ensure the Executive Chair’s commitment to our long-term success and vision. Kim Perdikou did not participate in the discussion and applicable vote regarding her nomination for re-election. In the event that Mr. Mokady is not re-elected as a Class III director and Mr. Cohen is elected, (a) Mr. Mokady will remain a Class I director, which term expires at the annual general meeting of shareholders to be held in 2024 and (b) Mr. Cohen will then remain a Class III director in order to ensure that the classes of the Board remain as even as practicable, as required under the Articles.

Director Nominees’ Qualifications and Independence

Each of the director nominees has consented to be named in this Proxy Statement and has advised the Company that he or she is willing, able and ready to serve as a director of the respective class if elected. Additionally, in accordance with the Companies Law, each of the director nominees has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company and possesses the necessary qualifications and has sufficient time to fulfill their duties as directors of the Company, taking into account the size and needs of our Company. We do not have any arrangements, understandings, or agreements with respect to the election of any of the director nominees at the Meeting. Ron Gutler and Kim Perdikou are independent under Nasdaq corporate governance rules.

Biographies of Director Nominees

Set forth below is certain biographical information regarding the background and experience of Mr. Gutler, Ms. Perdikou, Mr. Mokady and Mr. Cohen. For more information regarding the experience and skills of the director nominees, please refer to the Board Composition and Qualification section above.

Ron Gutler has served as a member of our board of directors since July 2014 and served as an external director under the Companies Law between July 2014 and May 2016. Mr. Gutler is currently a director of Wix.com Ltd. (Nasdaq: WIX), Fiverr International Ltd. (NYSE: FVRR) and WalkMe Ltd. (Nasdaq: WKME). Between November 2009 and December 2020, Mr. Gutler served as a director of Psagot Investment House and between November 2007 and December 2020, he served as a director of Psagot Securities. Between June 2018 and November 2019, Mr. Gutler served as the Chairman of the Board of Psagot Market Making. Between 2014 and 2019, Mr. Gutler served as a director of Hapoalim Securities USA (HSU). Between August 2012 and January 2018, Mr. Gutler served as chairman of the board of the College of Management Academic Studies in Israel. Between May 2002 and February 2013, Mr. Gutler served as the Chairman of NICE Systems Ltd., a public company specializing in voice recording, data security, and surveillance. Between 2000 and 2011, Mr. Gutler served as the Chairman of G.J.E. 121 Promoting Investments Ltd., a real estate company. Between 2000 and 2002, Mr. Gutler managed the Blue Border Horizon Fund, a global macro fund. Mr. Gutler is a former Managing Director and a Partner of Bankers Trust Company, which is currently part of Deutsche Bank. He also established and headed the Israeli office of Bankers Trust Company. Mr. Gutler holds a Bachelor of Arts in economics and international relations and an MBA, both from the Hebrew University in Jerusalem, Israel.

Kim Perdikou has served as a member of our board of directors since July 2014 and served as an external director under the Companies Law between July 2014 and May 2016. Ms. Perdikou has served on the board of Nasuni since December 2022. Ms. Perdikou has served on the Supervisory Board of Alter Domus, since January 2021. Ms. Perdikou has served as Chairman of Atsign, since December 2019. Ms. Perdikou has served on the board of Trunomi, Ltd. since June 2018. From 2014 to May 2022, Ms. Perdikou served as Chairman of REBBL Inc. From 2010 to August 2013, Ms. Perdikou served as the Executive Vice President for the Office of the Chief Executive Officer at Juniper Networks, Inc. Before that, she served as the Executive Vice President and General Manager of Infrastructure Products Group and as Chief Information Officer at Juniper Networks, Inc. From 2006 to 2010 and from August 2000 to January 2006, respectively, Ms. Perdikou served in leadership positions at Women.com, Readers Digest, Knight Ridder, and Dun & Bradstreet. Ms. Perdikou holds a Bachelor of Science degree in computing science with operational research from Paisley University (now the West of Scotland University) in Paisley, Scotland, a Post-Graduate degree in education from Jordanhill College in Glasgow, Scotland and a Master of Science in information systems from Pace University in New York, United States.

Ehud (Udi) Mokady is one of our founders and has served as chairman of the Board since June 2016 and as a member of our board since November 2004. Mr. Mokady previously served as our Chief Executive Officer from 2005 to March 2023, as President from 2005 to 2016 and as our Chief Operating Officer from 1999 to 2005. He has served as a member of the Board of Advisors of Brandeis International Business School since September 2019. Mr. Mokady served as a member of the board of directors of Demisto, Inc., commencing in January 2018 until its acquisition by Palo Alto Networks, Inc. in March 2019. From 1997 to 1999, Mr. Mokady served as general counsel at Tadiran Spectralink Ltd., a producer of secure wireless communication systems. From 1986 to 1989, Mr. Mokady served in a military intelligence unit in the Israel Defense Forces. Mr. Mokady was honored by a panel of independent judges with the New England EY Entrepreneur of the Year™ 2014 Award in the Technology Security category. Mr. Mokady holds a Bachelor of Laws (LL.B.) from Hebrew University in Jerusalem, Israel and a Master of Science Management (MSM) from Boston University in Massachusetts.

Matthew Cohen has served as a member of our Board and as Chief Executive Officer since April 2023. He previously served as our Chief Operating Officer from December 2020 to March 2023 and as our Chief Revenue Officer from December 2019 to November 2020. Prior to joining CyberArk, Mr. Cohen held several leadership positions in PTC Inc. (Nasdaq: PTC). His most recent position was Executive Vice President of Field Operations, from February 2018 to November 2019, where he led the go-to-market strategy and all Sales, Commercial Marketing, Customer Success, Services, and Partner functions. Prior to that, he was Executive Vice President, Customer Success and Partners from July 2016 to February 2018, Executive Vice President, Global Services from April 2014 through July 2016, and Divisional Vice President, Global Services from October 2013 to March 2014. Before that, Mr. Cohen held various positions in the company’s Global Services group. Mr. Cohen holds a Bachelor of Arts in Psychology from Harvard University.

Proposed Resolutions: Proposal 1

We are proposing that our shareholders adopt the following resolutions at the Meeting:

(a)
“RESOLVED, that the re-election of Ron Gutler as a Class III director of the Company, for a term of approximately three years that expires at the third annual general meeting of shareholders to be held following his re-election, and until the due election and qualification of his successor, be, and hereby is, approved in all respects.”

(b)
“RESOLVED, that the re-election of Kim Perdikou as a Class III director of the Company, for a term of approximately three years that expires at the third annual general meeting of shareholders to be held following her re-election, and until the due election and qualification of her successor, be, and hereby is, approved in all respects.”

(c)
“RESOLVED, that the re-election of Ehud (Udi) Mokady as a Class III director of the Company, for a term of approximately three years that expires at the third annual general meeting of shareholders to be held following his re-election, and until the due election and qualification of his successor, be, and hereby is, approved in all respects.”

(d)
“RESOLVED, subject to the re-election of Ehud (Udi) Mokady as a Class III director of the Company, that the election of Matthew Cohen as a Class I director of the Company, for a term of approximately one year that expires at the first annual general meeting of shareholders to be held following his election, or, failing the election of Ehud (Udi) Mokady as a Class III director of the Company, the election of Matthew Cohen as a Class III director of the Company, for a term of approximately three years that expires at the third annual general meeting of the shareholders to be held following his re-election, and until the due election and qualification of his successor, in either case be, and hereby is, approved in all respects.”

Required Vote: Proposal 1

The vote required for the re-election and election of each of the above-referenced director nominees is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on such re-election and election, as applicable.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the re-election of each of Mr. Gutler, Mrs. Perdikou and Mr. Mokady each as a Class III director, and “FOR” the election of Mr. Cohen as a Class I director as described in this Proposal 1.

PROPOSAL 2

CEO EMPLOYMENT TERMS, COMPENSATION, AND EQUITY INCENTIVE PLAN

Background

Under the Companies Law, any Israeli public company that seeks to approve terms of compensation of a director, including in their role as chief executive officer, is required to obtain the approval of its compensation committee, board of directors and shareholders, in that order.

In connection with the appointment of Mr. Matthew Cohen, our previous Chief Operating Officer (COO), as the Company’s CEO and a member of our Board, effective April 3, 2023, our Compensation Committee and Board, on February 5, 2023 and February 7, 2023, respectively, decided to amend Mr. Cohen’s employment terms and compensation structure to reflect his new role and responsibilities.

On May 8, 2023 and May 9, 2023, our Compensation Committee and our Board, respectively, approved the adoption of an equity incentive plan (the “CEO Equity Plan”) that would provide a framework for the grant of long-term equity compensation to our CEO, Mr. Cohen, between the years 2023-2027. The proposed framework is similar to the CEO equity plan that was approved by our shareholders at the 2020 Annual General Meeting for Mr. Mokady, in his role as CEO. The CEO Equity Plan sets forth strict guiding principles under which equity grants may be made to Mr. Cohen based on a detailed performance and compensation review by the Compensation Committee and the Board. The CEO Equity Plan provides for the type and mix of potential awards pursuant to it, as well as the general performance conditions that would apply to them. Consistent with the CEO Equity Plan and as part of it, the Compensation Committee and Board have approved a 2023 CEO equity grant (the “2023 Grant”) and have determined specific performance terms applicable to the PSU portion of the 2023 Grant.

Consistent with Israeli law, each of the components of the compensation package, including the terms of the CEO Equity Plan, conform with the Company’s 2022 compensation policy, as it may be amended from time to time (the “Compensation Policy”), and the 2014 Plan or any future equity plan, as applicable.

Our shareholders are being asked to approve the CEO employment terms and compensation package, including the adoption of the proposed CEO Equity Plan, which is attached to this Proxy Statement as Appendix A.

The shareholder vote on this matter is binding under Israeli law, unlike the advisory “say-on-pay” votes found in proxy statements for U.S. domestic companies. If this Proposal 2 is not approved by the affirmative vote of our shareholders as described herein, the Company will not be authorized to provide any compensation to its CEO.

Methodology

The proposed CEO compensation package structure and components reflect the feedback received from our shareholders over a multi-year engagement process, using compensation as a strategic and valuable tool that helps ensure executive incentives are directly tied to creating long-term company value. Our Compensation Committee and Board believe the proposed compensation package, which stems from our executive compensation methodology described above, has been designed to align a significant portion of the CEO compensation with shareholder interests and long-term Company value creation. To ensure that the vast majority of Mr. Cohen’s compensation is directly tied to building long-term shareholder value, the Compensation Committee and Board have determined that:

•	The optimal mix of cash and equity should be more heavily weighted toward variable, performance-based equity compensation with a relatively low cash component; and

•
At least 50% of Mr. Cohen’s entire compensation package – including his base salary, annual bonus, and equity compensation under the proposed CEO Equity Plan – will be subject to performance conditions.

When determining the proposed compensation package, the Compensation Committee and Board considered an independent compensation analysis prepared by Aon to ensure that the employment terms and compensation package, including the CEO Equity Plan, provide a framework that promotes executive-shareholder alignment on achieving long-term Company success and allows for Mr. Cohen’s compensation to remain appropriate and competitive relative to market practices in similar technology companies, and in a changing market environment.

Disciplined Exercise of Past Shareholder Authorizations

We believe that our Compensation Committee and Board have exercised the authorities entrusted to them by our shareholders throughout the years based on a disciplined approach, reflecting constructive feedback received as part of our engagement program. For example, shareholders have authorized an annual increase of up to 10% in the cash compensation of our former CEO, Mr. Mokady. This authority has been carefully exercised by the Compensation Committee and the Board, such that the average annual increase in the past eight years was less than 3%, significantly below the overall market. Similarly, grant amounts under the equity plan of our former CEO during the past three years have varied, ranging from $7.5 to $10 million with an average equity mix of approximately 43% RSUs and 57% PSUs. The performance goals underlying the PSU awards were closely linked with the Company’s overall performance and included metrics such as revenue and annual recurring revenue, non-GAAP profitability and new license sales results. The performance achievement rate ranged between 80-111% with a corresponding PSU earning rate ranging between 60-183%, clearly demonstrating the effectiveness of the goals and the alignment of the earning rate with Company’s success.

For more information regarding the 2020 CEO Equity Plan, see Proposal 3 of our 2020 Proxy Statement, filed with the SEC on May 26, 2020, and “Item 6.B Compensation – CEO Equity Plan” of our annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 2, 2023.

As appropriate for a growing technology company in a dynamic market, and similar to general corporate governance practices, the proposed package enables our independent Compensation Committee and Board to align Mr. Cohen’s package with future developments. Our Compensation Committee and Board intend to continue applying a disciplined approach based on our continued dialogue with our shareholders while reviewing and determining our executive compensation in the future. We have considered and reflected shareholder input in setting the terms of the proposed CEO Equity Plan and applying such framework to the proposed 2023 Grant, and will continue to seek shareholder feedback with respect to future grants under the CEO Equity Plan in 2024 through 2027. Further, the terms of any grant under the CEO Equity Plan, and disclosures pertaining to the achievement of the performance criteria conditioning such awards, will be included each year in the Company’s annual report on Form 20-F (following the conclusion of the relevant performance period).

CEO Employment Terms and Cash Compensation

Following the transition of Mr. Cohen to the CEO role, and to align his employment terms with market practices for other chief executive officers in our Peer Group, shareholders are being asked to approve changes to the employment terms of Mr. Cohen, as detailed below.

•	Cash Compensation:

Base Salary	Annual Bonus (on target)
$445,000	100% of Annual Base Salary

In accordance with the Company’s compensation methodology, at least 50% of Mr. Cohen’s total target cash compensation is derived from variable, performance-based compensation. The majority of his variable cash compensation is subject to achievement of certain pre-established quantitative performance goals and objectives that are viewed by the Compensation Committee and Board to be key components in the Company’s medium- and long-term success. Only an immaterial portion of the variable cash compensation is subject to achievement of qualitative performance goals and objectives. Overachievement of the performance objectives of his annual bonus is capped and may entitle Mr. Cohen to up to twice his Annual Bonus.

In its independent compensation analysis, Aon found that Mr. Cohen’s proposed base salary and total cash compensation are positioned at the 25th percentile compared to other chief executive officers of our Peer Group. Such cash compensation reflects a 4.7% increase to Mr. Cohen’s 2022 cash compensation in his former capacity as our COO.

•
As previously approved by our shareholders in respect of our former CEO’s pay, the Compensation Committee and the Board seek shareholder authorization to increase cash compensation by up to 10% per year. The Company will report such changes, if any, in its annual report on Form 20-F.

•	To promote stability and business continuity, the notice period for termination of employment by Mr. Cohen or the Company (other than for cause) would be extended from two months to six months.

•
As customary for a CEO role, Mr. Cohen’s severance in case of termination of his employment (by the Company for any reason other than for cause, by him for good reason per the Compensation Committee and Board general determination for executive management, or due to his death or disability) would be set at 12 months base salary and annual bonus (on target), and the Company shall provide for continuation of Health Coverage (COBRA) for up to 12 months following his termination.

Mr. Cohen will continue to be entitled to benefits that are generally available to employees in his region and our executive management consistent with our Compensation Policy. He is also bound by previously agreed terms such as in his Restrictive Covenant Agreement of November 2019 providing for, among others, non-competition with the Company’s business and non-solicitation of its employees.

CEO Equity Plan

Following shareholder approval, the proposed CEO Equity Plan would enable the Compensation Committee and Board to provide long-term incentives through equity awards over a five-year period (2023 through 2027), consistent with Company’s compensation methodology described above. During the term of the CEO Equity Plan, the Compensation Committee and Board will annually assess Mr. Cohen’s performance in the previous year and his expected contribution to the Company’s short- and long-term success. The Compensation Committee and the Board will then determine the appropriate scope, value, and composition of the CEO’s equity award. The proposed plan assures shareholders that the equity compensation for the CEO, which constitutes the vast majority of his overall pay, would adhere to the clear guardrails pre-approved by the shareholders with regards to its scope, value, composition and performance criteria.

Any equity award under the CEO Equity Plan will include clear performance-oriented incentives that directly align long-term performance, execution of the Company’s strategy and shareholder returns with the resulting pay, such that the ultimate value of his variable compensation will be determined by and reflect actual performance. Further, the CEO Equity Plan ties a meaningful portion of the CEO share-based compensation to relative TSR performance with at least a three-year performance period, thereby directly linking his compensation to advancing the interests of our shareholders for an extended period of time.

Our progressive use of PSUs, including the proposed relative TSR component, distinguishes our overall approach to compensation from that of most of the companies in our Peer Group and other Israeli technology companies, making our pay methodology more performance-oriented and cutting-edge.

Proposed Key Terms

Subject	Proposed Key Terms
Plan Years	2023 through 2027
Grant Value
•         Annual grant value will not exceed $13 million dollars (on target)
•         Will be determined each year by the Compensation Committee and the Board based on customary factors including Company and CEO performance to date and future expectations, feedback from shareholders, as well as independent compensation benchmarking
•          Consistent with our Compensation Policy, the maximum number of shares granted pursuant to each award may not exceed 0.5% of the Company’s outstanding shares at the date of the grant

Equity Mix	At least 50% of the overall grant value will be in the form of performance-based equity, with the remainder awarded in RSUs.
Performance Criteria and Period
•          At least 20% of the total value of each annual equity grant will be subject to a relative TSR performance criterion, with a performance period of at least three years (“Relative TSR PSUs”)
•          The remainder of the PSUs awarded will be subject to achievement of certain of the business-related measurable criteria set forth in our Compensation Policy, with a performance period of at least one year (“Business PSUs”). Such performance criteria include, for example, the Company’s financial results, cost savings or efficiency metrics, sales and marketing objectives and productivity indices or growth in the volume of an activity
•          The Compensation Committee and the Board will set a composition of different performance criteria for the cash variable compensation and the Business PSUs.
•          A change in control event during the performance period would result in:
o          Business PSUs becoming earned at target performance level.
o          Relative TSR PSUs becoming earned at the higher of:
(1) target performance level, or
(2) Company’s actual rTSR performance

Vesting
•          RSUs will vest over a period of four years from the vesting commencement date, on an annual basis
•          Relative TSR PSUs that have been earned in accordance with their terms (following the minimal three-year performance period) will fully vest following the earning determination date
•          Business PSUs that have been earned in accordance with their terms will vest over a period of at least four years from the vesting commencement date. Upon determination of the earning rate of such PSUs the appropriate portion, if any, of such PSUs will vest (based on the time elapsed following the vesting commencement date), and the remainder will vest on an annual basis until the lapse of four years from the vesting commencement date.
•          PSUs that do not become earned PSUs following the completion of their performance period immediately terminate

Acceleration
Similar to other executive officers, the awards will be subject to double trigger acceleration of vesting upon a termination without cause or termination of Mr. Cohen’s employment for good reason, in either case, upon or following a change in control.

Adjustments
The Compensation Committee and Board, acting jointly, have the discretion to reasonably adjust (increase or decrease) the PSU performance metrics and their relative weight, to the extent they reasonably determine that such adjustment is necessary to preserve the intended incentives and benefits of the PSUs, if any of the following events has a material impact on the performance metrics during the performance period:
•          Unusual or non-recurring events, such as acquisitions;
•          Changes in our accounting principles or tax laws; and
•          Events related to currency fluctuations.

Terms of 2023 Grant

If the CEO Equity Plan is approved by shareholders, the 2023 Grant would be awarded on the date of the Annual Meeting (the date of grant), consistent with our Compensation Policy, and would be made under the terms of our 2014 Plan and applicable award agreements.

Value of the Grant

In February 2023, the Compensation Committee and Board determined that the appropriate value of the 2023 Grant should be $8 million, assuming achievement of the PSU performance goals at target level. Pursuant to Aon’s independent analysis, the value of the 2023 Grant, assuming achievement of all PSU performance criteria at target level, reflected the 25th percentile compared with an annual grant for other chief executive officers in our Peer Group.

The proposed 2023 Grant under the CEO Equity Plan consists of 29,100 PSUs (at target) and 29,100 RSUs. If all PSU performance criteria are achieved at target level, the 2023 Grant would constitute 0.14% of the Company’s issued and outstanding ordinary shares as of May 19, 2023. The number of shares underlying the PSUs and RSUs to be granted was determined in the February 2023 Compensation Committee and Board meetings based on the average closing stock price of the Company’s shares during the 60 business days prior to the Board approval date ($137.50). The foregoing calculation is consistent with the grants made to our other executive officers at such time and enabled us to reduce the impact of share price fluctuation on the dilution rate resulting from such awards.

Equity Mix

The proposed equity mix for the 2023 Grant, assuming achievement of target level performance, is as follows:

		RSUs	Business PSUs	Relative TSR PSUs
2023	Percentage	50%	30%	20%
	Amount	29,100	17,460	11,640
	Value	~$4,000,000	~$2,400,000	~$1,600,000

Performance Period and Criteria

Business PSUs

Business PSUs will be subject to a one-year performance period, beginning on January 1, 2023, and ending on December 31, 2023. The performance criteria are annual recurring revenue and non-GAAP operating income margin, both of which are viewed as key factors in our long-term success. The achievement rate that would entitle Mr. Cohen to Business PSUs at target level is consistent with the objectives set in the Company’s 2023 operating plan that was approved by our Board in December 2022. Entitlement based on performance will be determined linearly, based on a straight-line interpolation between the applicable performance levels. The threshold performance level for the annual recurring revenue target has been set at no less than 85% of the target. The threshold performance level for the non-GAAP operating income margin target provides for the Company’s return to profitability and generation of positive non-GAAP operating income, following the successful completion of our business transition in 2022. Per the CEO Equity Plan, in case of overachievement of the performance criteria, Mr. Cohen will be entitled to up to 200% of the target number of Business PSUs awarded with respect to each performance metric.

Relative TSR PSUs

The Relative TSR PSUs will be subject to a three-year performance period, beginning on January 1, 2023, and ending on December 31, 2025. The performance criterion for Relative TSR PSUs is the Company’s relative stock price performance versus the S&P Software & Services Select Industry Index.

The performance level for the Relative TSR PSUs in the 2023 Grant has been set by the Compensation Committee and Board, in consultation with Aon, as follows:

	Percentile	Achievement Rate
Threshold	25th	50%
Target	50th	100%
Overachievement	75th	200%

Achievement rate between performance levels will be determined linearly, based on a straight-line interpolation between the applicable performance levels.

Vesting Terms

All vesting terms shall be consistent with the CEO Equity Plan with a vesting commencement date of February 15, 2023. For reference purposes:

•	RSUs will vest on an annual basis over a period of four years as of the vesting commencement date and become fully vested on February 15, 2027.

•
Subject to the achievement of the relevant performance criteria, 25% of the earned Business PSUs will vest on February 15, 2024, with the remainder vesting on an annual basis thereafter, and becoming fully vested on February 15, 2027.

•	Subject to the achievement of the relevant performance criteria, earned Relative TSR PSUs will fully vest on February 15, 2026.

If the achievement of the relevant performance metrics has not been determined by the Compensation Committee and Board by the above stated vesting dates, the first vesting will occur on the day such determination is made.

Conclusion

Our Compensation Committee and Board believe that the proposed employment terms and compensation package, including the CEO Equity Plan, are in the best interest of the Company and our shareholders as they promote the Company’s objectives, business plan and long-term strategy by creating appropriate incentives for our CEO, while taking into consideration the size and nature of operations of our Company, as well as the competitive environment in which we operate. The proposed CEO compensation package appropriately links Mr. Cohen’s compensation to shareholder value creation and demonstrates a progressive, cutting-edge approach to executive compensation.

Please note: if this Proposal 2 is not approved at the Meeting, we will not be able to extend any compensation to our new CEO (neither cash nor equity, pursuant to Israeli law).
Failure to offer appropriate compensation to our CEO could directly impede our ability to retain our new CEO and achieve our business and financial goals, preventing us from delivering value to our shareholders. The Compensation Committee and Board believe that such failure would potentially pose a material risk to the Company’s short- and long-term success.

Proposed Resolution: Proposal 2

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the employment terms and compensation structure for the Company’s Chief Executive Officer, as described in Proposal 2 of the Proxy Statement be, and hereby are, approved in all respects, and that the adoption of the proposed CEO Equity Plan for the years 2023-2027, for the grant of restricted share units and performance share units to Mr. Matthew Cohen, the Company’s Chief Executive Officer, in the form attached to the Proxy Statement as Appendix A and as described in Proposal 2 therein be, and hereby is, approved in all respects.”

Required Vote: Proposal 2

 The vote required for the approval of the CEO Equity Plan, including the 2023 Grant thereunder, is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 2.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the approval of Mr. Cohen’s employment terms and compensation package, including the adoption of the CEO Equity Plan.

PROPOSAL 3

EXECUTIVE CHAIR OF THE BOARD COMPENSATION

Background

Under the Companies Law, any Israeli public company that seeks to approve terms of compensation of a director, is required to obtain the approval of its compensation committee, board of directors, and shareholders, in that order.

On February 5, 2023 and February 7, 2023, our Nominating and ESG Committee and Board, respectively, approved the separation of the roles of CEO and Chairman of the Board, and created a new role of an executive chairman, whose responsibilities are described below, to be assumed by the then-Chairman of the Board, Mr. Mokady. At such time, each of our Compensation Committee and Board, decided to amend Mr. Mokady’s employment terms and compensation structure, as stated below, to reflect the new role and responsibilities.

Executive Leadership Transition

On April 3, 2023, we separated the roles of CEO and Chairman of the Board. Mr. Mokady assumed the role of Executive Chair and Matthew Cohen was appointed as CEO and joined our Board.

Mr. Mokady’s unique experience as the Company’s founder has been, and will remain, important to the execution of the Company’s long-term strategy in the highly competitive identity security market. The Company has a proven track record of success under Mr. Mokady’s leadership in all of his roles since the Company’s inception, including as founder, chairman of the Board since June 2016 and Chief Executive Officer from 2005 to March 2023. Mr. Mokady has directed the effective and agile execution of the Company’s long-term strategy, leading to the Company’s strong business growth, accelerated business model transformation to recurring revenue, expansion of its Privileged Access Management offering into identity security, to significantly increase its total addressable market. During Mr. Mokady’s tenure, the Company has accelerated its acquisition of new customers completed strategic acquisitions, built a hybrid and SaaS-based Identity Security Platform, scaled its operations and expanded its skilled workforce, all while maintaining a unique corporate culture and strong employee retention. Under his leadership, the Company has become a cybersecurity leader with $570 million in Annual Recurring Revenue, more than 8,000 customers and over 2,700 committed employees as of December 31, 2022.

Mr. Mokady plans to be actively involved in the Company − helping to shape its strategic future, and ensure its success by promoting the brand and corporate culture, and continuing to foster the strong relationships he has built with our customers over the years.

Roles and Responsibilities of the Executive Chair

The key responsibilities of Mr. Mokady as Executive Chair are stated below.

Board Leadership:

•	Call and lead meetings of the Board, oversee preparation of Board and committees’ agenda and materials

•	Meet regularly with the Lead Director*

•	Work with management to prepare the schedule of Board meetings*

•	Advise, counsel, and mentor across a wide range of issues facing the business, including the Company’s strategy, market landscape, expansion opportunities, and industry developments*

•	Participate in Board committee meetings, as appropriate and requested by committee chair

•	Lead and ensure that the Board provides effective oversight of management

•	Chair the Strategy Committee and serve as Board focal point on long-term corporate development and acquisition strategy

Company Leadership & Communications:

•
Promote and preserve the Company’s distinctive culture and its core values of integrity, creativity and stability, by taking part in a newly created, internal cultural committee, with members including the Chief Human Resources Officer, CEO and other key company leaders

•	Reinforce importance of culture, commitment to mission and long-term strategy by presenting at internal and external Company events

•	Provide the Board with a unique perspective into the Company’s growth strategy, operations and vision

•
Meet regularly with the CEO to advise, counsel and mentor across a wide range of issues facing the business, including direct support in the execution and development of long-term strategy, promote alignment with overall mission and cultural values, and otherwise coordinate the sharing of responsibilities with the CEO

•
Act as brand ambassador, presenting at key industry events to further strengthen the Company’s reputation as a leader and industry innovator within the Company’s business community and among the Company’s business partners

•	Maintain and foster business relations in select/strategic engagements, such as with major customers, governmental officials and bodies, industry forums, or other third parties

•	Support the hiring and retention of key executives by leveraging Executive Chair’s prior executive leadership experience

•
Add significant value to the Company’s stakeholder relationships by demonstrating a long-term perspective illustrated by Executive Chair’s lifelong commitment to the Company through Board representation and direct engagement with CEO on strategic matters

•	Work to advance opportunities for major transactions, coordinating with the Board as necessary*

•	Be available to stockholders or other key stakeholders for consultation and direct communication, and engage with them on key corporate matters*

•	Be available to members of management to provide strategic feedback and provide perspective and business expertise, keeping the CEO informed

* Shared responsibility with the CEO

2023 Compensation

Mr. Mokady, who served as our Chief Executive Officer during the first quarter of 2023 and continues to work closely with our CEO following our executive leadership transition, shares the responsibility for the Company’s 2023 strategy and operating plan. Accordingly, the proposed 2023 compensation relates to Mr. Mokady’s tenure both as CEO during the first quarter of 2023 and as Executive Chair for the remainder of the year. Shareholders are being asked to approve the following 2023 compensation package for Mr. Mokady:

•	2023 Cash Compensation:

Base Salary	Annual Bonus (on target)
$311,500	100% of Base Salary

•	2023 Equity Grant Structure:

	RSUs	Business PSUs	Relative TSR PSUs
Percentage	50%	30%	20%
Amount	21,300	12,780	8,520
Value	~$2,925,000	~$1,750,000	~$1,175,000

•
The proposed terms for the Executive Chair’s annual bonus and equity grant for 2023 are identical to those of the proposed CEO 2023 Grant, as referenced in Proposal 2 and in the Executive Compensation Methodology section above (except that pursuant to his employment agreement Mr. Mokady is entitled to quarterly vesting of RSUs and earned Business PSUs).

Future Compensation

•
The Executive Chair’s proposed annual cash compensation for 2024 and onwards will be capped at $550,000. Each year, the Compensation Committee and the Board will determine the appropriate cash compensation for the Executive Chair, based on the then-anticipated scope of his responsibilities and expected contribution to the Company’s success in accordance with its long-term strategic goals.

•
Up to 50% of Mr. Mokady’s total target cash compensation may derive from variable, performance-based compensation, and at least 70% of such variable compensation will be based on quantitative, measurable criteria.

•	In the event of overachievement of the performance criteria, Mr. Mokady will be entitled to up to 200% of his variable compensation.

•	The Compensation Committee and the Board will be authorized to increase the cash compensation cap by up to 3% per year, to ensure its alignment with the changing financial and market environment.

•	The Company will disclose Mr. Mokady’s compensation and any changes thereto in its annual report on Form 20-F.

•	The Company intends to bring for shareholders’ approval a proposal regarding the Executive Chair’s future equity-based compensation in its 2024 annual general meeting.

Employment Terms Amendment

Shareholders are being asked to approve the following changes to the employment terms of Mr. Mokady:

•
Severance capping: the terms of Mr. Mokady’s current employment agreement, approved by the Company’s shareholders, provide that in the case of employment termination, he will be entitled to one-month base salary for each year of employment with the Company (beginning 2003), with such salary being the highest base salary paid during his employment period. The Compensation Committee and the Board determined that the Executive Chair’s severance will be capped at 24 months and that as customary for executives, the Company shall provide for Continuation of Health Coverage (COBRA) for up to 12 months following his termination.

Mr. Mokady will continue to be entitled to benefits that are generally available to employees in his region and our executive management consistent with our Compensation Policy. He is also bound by previously agreed terms providing for, among others, non-competition with the Company’s business and non-solicitation of its employees.

Conclusion

Our Compensation Committee and Board believe that the proposed Executive Chair compensation package is in the best interests of the Company and its shareholders as it promotes the Company’s objectives, business plan and long-term strategy, by allowing the Company to retain the active involvement and mentorship of the Company’s founder who possesses unique experience and standing in the Company’s industry, for the long-term. Failure to offer appropriate compensation to our Executive Chair would potentially pose a material risk to the Company’s short- and long-term success.

The shareholder vote on this matter is binding under Israeli law, unlike the advisory “say-on-pay” votes found in proxy statements for U.S. domestic companies. If this Proposal 3 is not approved by the affirmative vote of our shareholders as described herein, the Company will not be authorized to provide any compensation to its Executive Chair.

Proposed Resolution: Proposal 3

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, that the cash compensation and employment terms, and the 2023 equity award for the Company’s Executive Chair, as described in Proposal 3 of the Proxy Statement be, and hereby are, approved in all respects.”

Required Vote: Proposal 3

 The vote required for the approval of the Executive Chair compensation, including the 2023 Grant thereunder, is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 3.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the approval of the Executive Chair compensation, including the 2023 equity grant to Mr. Mokady.

PROPOSAL 4

AMENDMENT AND RESTATEMENT OF THE ARTICLES OF ASSOCIATION

Background

Our shareholders are being asked to approve certain amendments to the Articles, as described below. The amended and restated Articles, which includes the certain amendments described in this Proposal 4, are attached to the Proxy Statement as Appendix B. The Board has reviewed the proposed amendments and has determined that they are in the best interests of the Company and its shareholders, as detailed below.

Quorum Requirements

The suggested amendments specify the quorum requirements for general meetings of shareholders in the event that the Company no longer qualifies as a “foreign private issuer” under U.S. federal securities laws.

Electronic Meetings

The suggested amendments clarify the Board’s authority to convene a meeting of the Board and a general meeting of shareholders by electronic means. While the Company has not convened such a shareholder meeting in the past, we propose to adopt this ability to ensure that meetings can occur even in extreme circumstances such as the severe travel restrictions mandated during the COVID-19 pandemic. To the extent an electronic meeting is held, the Board and general meetings would allow for comparable rights and opportunities for directors and shareholders, as applicable, to participate electronically as they would have during an in-person meeting.

Shareholder Proposal Request

Article 25 subsections (a) and (b) provide for a process under which a 1% shareholder may add matters to the agenda of a general meeting convened by the Company, intended to ensure the appropriateness and completeness of such items. The proposed new Article 25 subsection (c) below would extend these provisions, with the necessary changes, to agenda items included in general meetings convened by a Company’s shareholder who holds at least 5% of the Company’s shares pursuant to Section 63(b)(2) of the Companies Law.

Voting Rights

The suggested amendments clarify the voting manner of legally incompetent shareholders by the addition of a new Article 32 subsection (e).

Forum for Adjudication of Disputes

Following a judicial decision in Delaware validating federal forum selection provisions and subsequent requests by insurers, many companies have adopted a forum selection clause. These clauses require certain claims to be litigated in a specific forum, in order to reduce the resources invested in potential litigation and increase outcome predictability for all parties. Currently, our Articles do not include forum selection provisions.

Our Board recommends adopting forum selection provisions, as it believes such provisions are in the best interests of the Company and its shareholders. Forum selection provisions reduce the cost of potential litigation, limit forum shopping, provide for efficiencies in managing the procedural aspects of securities litigation, and lower the risk that the outcome of cases in multiple jurisdictions would be inconsistent with each other.

The proposed amendment requires that claims under the U.S. Securities Exchange Act of 1933, as amended, be litigated in U.S. federal district courts and all intra-corporate disputes under Israeli law be litigated in the State of Israel, where the Company is incorporated. The Israeli courts have developed considerable expertise in dealing with corporate law issues involving Israeli companies. Our Board believes such provisions will preserve the most reasonable, professional and fair forum for all parties to resolve any potential dispute.

The proposed provisions are not being proposed in anticipation of any specific litigation or transaction, and the amendment will only regulate the forum in which shareholders may file specific types of claims. It does not restrict the ability of our shareholders to bring such claims, nor does it affect the remedies available if such claims are successful. Moreover, the Company will retain the ability to consent to an alternative forum in circumstances where the Company determines that its interests and those of its shareholders are best served by permitting a particular dispute to proceed in such a forum.

Proposed Resolutions: Proposal 4

We are proposing that our shareholders adopt the following resolution at the Meeting:

“RESOLVED, to approve the amendments to the Company’s Articles of Association, as described in the Proxy Statement dated May 24, 2023.”

Required Vote: Proposal 4

The vote required for the approval of this Proposal 4 is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 4.

Board Recommendation

The Board recommends that you vote “FOR” the adoption of the foregoing amendments to our Articles.

PROPOSAL 5

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND AUTHORIZATION OF THE BOARD TO
FIX ANNUAL REMUNERATION OF THE INDEPENDENT AUDITORS

 Background

Our shareholders are asked to approve the re-appointment of our independent auditors and to authorize our Board to approve their annual remuneration for the fiscal year ending December 31, 2023, and for such additional period until the next annual general meeting of shareholders.

In June 2022, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global (“Kost Forer”), was appointed by the Company’s shareholders as the Company’s independent auditors for the fiscal year ended December 31, 2022, and for such additional period until the Meeting. Each of the Audit Committee and the Board has approved the re-appointment of Kost Forer as the Company’s independent auditors, subject to approval by the Company’s shareholders, for the fiscal year ending December 31, 2023, and for such additional period until the next annual general meeting of shareholders. The Company, based upon the recommendation of the Audit Committee and the Board, is submitting for approval the re-appointment of Kost Forer as its independent auditors for the year ending December 31, 2023 until the annual general meeting to be held in 2024, and the authorization of the Board, following approval and recommendation of the Audit Committee, to determine the compensation of the auditors in accordance with the volume and nature of their services pursuant to their engagement.

The following table sets forth the total fees paid by the Company and its subsidiaries to the Company’s independent auditors, Kost Forer, in each of the previous two fiscal years:

	2021	2022
	($ in thousands)
Audit Fees	$856	$872
Audit-Related Fees	45	33
Tax Fees	367	749
All Other Fees	48	57

Total	$1,316	$1,711

The increase in non-audit fees (i.e.  Tax Fees, and All Other Fees) is attributable primarily to due diligence services provided in connection with the Company’s two acquisitions in 2022 and support in regional audits. The Audit Committee closely monitors non-audit fees.

“Audit fees” include fees for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as consents and assistance with and review of documents filed with the SEC.

“Audit-related fees” include fees for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily include accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements, acquisitions and other accounting issues that occur from time to time.

“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

“All other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives and other matters.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves each type of audit, audit-related, tax and other permitted service. The Audit Committee has delegated the pre-approval authority with respect to audit, audit-related, tax and permitted non-audit services up to a maximum of $25,000 to its chairperson and may in the future delegate such authority to one or more additional members of the Audit Committee, provided that all decisions by that member to pre-approve any such services must be subsequently reported, for informational purposes only, to the full Audit Committee. All audit and non-audit services provided by our auditors in 2021 and 2022 were approved in accordance with our policy.

Proposed Resolutions: Proposal 5

We are proposing that our shareholders adopt the following resolutions at the Meeting:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, be, and hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2023, and for such additional period until the next annual general meeting of shareholders.”

           “RESOLVED, that the Company’s Board be, and hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services to be approved first by the Audit Committee.”

Required Vote: Proposal 5

The vote required for the approval of this Proposal 5 is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 5.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the fiscal year ending December 31, 2023, and for such additional period until the next annual general meeting of shareholders, and the authorization of the Board to fix the remuneration of the independent auditors in accordance with the volume and nature of their services as described in this Proposal 5.

PRESENTATION AND DISCUSSION OF AUDITED ANNUAL FINANCIAL STATEMENTS

At the Meeting, the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2022, will be presented. A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2022 (including the audited consolidated financial statements for the year ended December 31, 2022) is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at http://investors.cyberark.com. Alternatively, you may request a printed copy of the annual report on Form 20-F by fax to our Corporate Secretary, Meital Koren, at +972-3- 9180028.

OTHER MATTERS

Our Board does not intend to bring any matters before the Meeting other than those specifically set forth in the Proxy Statement and is not aware of any other matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy card to vote such proxy in accordance with the recommendation of the Board or, absent such recommendation, using their best judgment.

ADDITIONAL INFORMATION

The Company’s annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on March 2, 2023, is available on the SEC’s website at www.sec.gov as well as on the “Investor Relations” section of our Company’s website at http://investors.cyberark.com.

The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing or furnishing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board of Directors: Donna Rahav Chief Legal Officer

Petach-Tikva, Israel

May 24, 2023

Appendix A

________________________________

CYBERARK SOFTWARE LTD.

2023-2027 CEO LONG TERM EQUITY INCENTIVE PLAN
________________________________

1.          Purpose

The CyberArk Software Ltd. Chief Executive Officer Long-Term Equity Incentive Plan (the “LTI Plan”) is intended to promote the success of CyberArk Software Ltd., an Israeli company (the “Company”), by providing performance-oriented, share-based incentives to motivate the Company’s chief executive officer (the “CEO”), whose decisions and performance would have a significant impact on the success of the Company and allow the Company to reward him for superior long-term managerial performance and the successful growth of the Company. The LTI Plan is subject to the terms of the Company’s 2014 Share Incentive Plan, as amended from time to time, or any successor plan (the “Plan”) and the Compensation Policy. The LTI Plan will be effective upon requisite shareholder approval at the Company’s 2023 Annual General Meeting of Shareholders. Participation in the LTI Plan is limited to the CEO.

2.          Definitions

2.1.	Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Plan. For purposes of the LTI Plan, the following terms shall have the following meanings:

“Award” means the RSUs and PSUs awarded to the CEO pursuant to Section 3 of the LTI Plan and the Plan.

“Committee” means the Compensation Committee of the Company’s Board of Directors.

“Compensation Policy” means the Company’s compensation policy for directors and officers, adopted pursuant to the Israeli Companies Law 1999, as in effect from time to time.

“LTI Award” (Long Term Incentive Award) means the dollar value that is awarded to the CEO in respect of any Plan Year under the LTI Plan, as determined by the Committee and the Board.

“PSU” means an RSU that is subject to performance-vesting conditions as set forth in the applicable Award Agreement and the LTI Plan.

“PSU Award Performance Objectives” means the criteria that the Committee and the Board shall select for purposes of establishing the performance goal(s) with respect to any Award of PSUs under the LTI Plan. The PSU Award Performance Objectives that will be used to establish the performance goal(s) shall be based on certain measurable criteria, as such term is referred to in the Compensation Policy (“Measurable Criteria”). Any one or more of the PSU Award Performance Objectives may be used on an absolute or relative basis (as compared to the performance of appropriate groups of comparable companies, or indices) to measure the performance of the Company as a whole or any business unit or segment of the Company or any combination thereof, as the Committee and the Board may deem appropriate.

“Plan Year” means each calendar year between 2023 through, and including, 2027.

3.          Determination and Grant of LTI Award

3.1.
At the beginning of each Plan Year, the Committee and the Board shall determine whether to grant, and if so, the scope of the LTI Award to be awarded to the CEO for such Plan Year, subject to the limitations set forth in Section 3.02 below. It is expected that the Committee and the Board will base their decisions on customary factors, including, but not limited to:

(a) the Company’s prior performance and prospects for future performance,

(b) the CEO’s prior performance, and expectations for future performance,

(c) compensation benchmarking, and

(d) such other factors as the Committee decides in its sole discretion.

The LTI Award with respect to each Plan Year, if any, shall be granted to the CEO in the form of an Award of RSUs and an Award of PSUs.

3.2.
The maximum number of Shares that may be subject to Awards granted under the LTI Plan in respect of any LTI Award for any one Plan Year shall not exceed the applicable restrictions set forth in the Compensation Policy. As at the date hereof, such restrictions with respect to an equity award that does not include an exercise price or includes an exercise price lower than fair market value (such as RSUs or PSUs) are one-half of one percent (0.5%) of the annual and issued outstanding Shares of the Company at the time of grant. Further, the maximum dollar value of the LTI Award, on target, for any one Plan Year shall not exceed $13 million US Dollars (as otherwise determined by the Board in its reasonable discretion) and the maximum number of Shares that may be earned on account of over achievement of PSU Award Performance Objectives shall be twice the number of Shares representing the “on target” performance level in respect thereof.

3.3.
Additionally, for each Plan Year, at least 50% of the LTI Award will be awarded in the form of PSUs, provided that, at least 20% of the LTI Award value will be subject to a relative total shareholder return as its PSU Award Performance Objectives (“Relative TSR PSUs”).

4.          Terms and Conditions of Awards Issued in Connection with the LTI Award

4.1.
The terms and conditions of each Award shall be set forth in an individual Award Agreement. Each Award shall also be subject to the Plan and the Compensation Policy, including without limitations the terms pertaining to recoupment of performance equity awards in connection with a restatement of the Company’s financial statements.

4.2.
In respect of each Award of PSUs under the LTI Plan, the Committee and the Board shall select one or more of the PSU Award Performance Objectives and set forth the applicable level of performance that must be achieved in respect of such PSU Award Performance Objectives (i.e., threshold, target and overachievement) in the applicable Award Agreement. The performance period of Relative TSR PSUs will be at least three years, and the performance period of all other PSUs will be at least one year.

4.3.
For the avoidance of doubt, the Committee and the Board may (a) change the level of the performance that must be achieved from one Plan Year to another, (b) select different PSU Award Performance Objectives for each Plan Year, and (c) use a combination of PSU Award Performance Objectives in setting the applicable performance required in respect of PSUs award for each Plan Year.

4.4.	Vesting. The Committee and the Board will determine the vesting conditions to be set forth in the applicable Award Agreements under the LTI Plan, subject to the following:

(a) the RSUs and Earned PSUs (other than Relative TSR PSUs) shall vest (and the underlying Shares will be issued) over at least four years from the vesting commencement date, on an annual basis.

(b) Earned Relative TSR PSUs will vest (and the underlying Shares will be issued) in full promptly following the earning determination date.

provided, however, that the CEO remains continuously as a Service Provider of the Company and its Affiliates through the applicable vesting date, except as provided in Section 5.

4.5.
Settlement. Vested Awards under the LTI Plan shall be settled in accordance with the terms of the Award Agreement and the Plan. For the avoidance of doubt, Shares issued in settlement of Awards shall count against the Pool under the Plan.

5.          Accelerated Earning, Vesting and Settlement of PSUs

5.1.
General. The Awards shall be subject to acceleration of vesting pursuant to the Plan and applicable resolutions of the Company’s shareholders (e.g., Change in Control and resignation for good reason). Accordingly, the vesting of RSUs and earning and vesting of PSUs shall be accelerated in accordance with such acceleration terms, and the underlying Shares of such Awards will be earned (if applicable) and issued in connection with any such acceleration event. Relative TSR PSUs shall be earned and issued based on actual performance or “at target”, whichever is higher.

5.2.
As set forth in Section 14.2 of the Plan and to the extent permitted by applicable law, subject to satisfaction of applicable tax withholding obligations, the Company may cause to be paid to the CEO an amount in cash equal to the product of such number of Earned PSUs multiplied by the price paid per share in such Change in Control, as determined by the Committee and the Board. To the extent applicable, the intent of the Company and the CEO is that the RSUs and PSUs will be exempt from, or compliant with, Section 409A of the US Internal Revenue Code and the guidance thereunder. All determinations under this section shall be made by the Committee and the Board as constituted immediately prior to the applicable Change in Control.

6.          Administration

6.1.
Subject to the provisions of the LTI Plan, the Plan, and Applicable Law, the Committee and the Board shall have exclusive power to make all determinations under the LTI Plan, including, without limitation:

(a) the power to set the level of performance required to achieve any PSU Award,

(b) the value of the LTI Award for each Plan Year,

(c) subject to the limitations set forth in Section 3.03, the form of Award made in respect of a LTI Award, and

(d) the policies, guidelines, rules and regulations relating to and for carrying out the LTI Plan, and any amendment, supplement or rescission thereof, as it may deem appropriate.

6.2.
The Committee and the Board’s interpretation of the LTI Plan, grant of any Award pursuant to the LTI Plan, and all actions taken within the scope of its authority under the LTI Plan, shall be final and binding on the CEO and all other persons.

6.3.
The Committee and the Board shall have the authority to establish, adopt or revise such rules or regulations relating to the LTI Plan as it may deem necessary or advisable for the administration of the LTI Plan.

6.4.
As soon as practicable after completion of the performance period, the Committee shall determine and certify in writing the attainment level of the PSU Award Performance Objectives and the earned percentage of each of the foregoing and the number of earned PSUs (which written certification may be in the form of approved minutes of the Committee meeting in which such certification is made, if applicable) (“Earned PSUs”). To the extent that PSUs do not become Earned PSUs, such PSUs shall immediately terminate and be forfeited to the Company for no consideration upon expiration of the PSU Performance Period.

7.          Miscellaneous

7.1.
The Committee and the Board may reasonably adjust (increase or decrease) the PSU Award Performance Objectives and their relative weights, to the extent they reasonably determine that such adjustment is necessary to preserve the intended incentives and benefits of the PSUs, if any of the following events has a material impact on the performance metrics during the performance period:

(a) unusual or non-recurring events,

(b) changes in our accounting principles or tax laws, and

(c) events related to currency fluctuations.

7.2.
The fact that the CEO has been designated a participant under the LTI Plan shall not confer on the CEO any right to be retained in the employ or as a Service Provider of the Company or its Affiliates, or to be designated a participant in any subsequent Plan Year.

7.3.	No Award shall be taken into account in determining the CEO’s compensation for the purpose of any group life insurance or other employee benefit plan unless so provided in such benefit plan.

7.4.
The LTI Plan shall not be deemed the exclusive method of providing incentive compensation for the CEO of the Company. Subject to applicable law and requisite corporate approvals, the LTI Plan shall not preclude approval of other forms of incentive compensation, including, without limitation, other grants of Options, RSUs, PSUs, or participation in any Company employee stock purchase plan, not under the LTI Plan.

7.5.	All expenses and costs in connection with the operation of the LTI Plan shall be borne by the Company and its Subsidiaries.

7.6.
The LTI Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the State of Israel, except with respect to matters that are subject to tax and securities laws, regulations and rules of any specific jurisdiction, which shall be governed by the respective laws, regulations and rules of such jurisdiction. The competent courts located in Tel-Aviv-Jaffa, Israel shall have exclusive jurisdiction over any dispute arising out of or in connection with the LTI Plan and any Award granted hereunder. By signing any Award Agreement or any other agreement relating to an Award, the CEO irrevocably submits to such exclusive jurisdiction.

***

Appendix B

AMENDED AND RESTATED ARTICLES

Quorum Requirements

“7(c). The provisions of these Articles relating to General Meetings shall, mutatis mutandis, apply to any separate General Meeting of the holders of the shares of a particular class, it being clarified that the requisite quorum at any such separate General Meeting shall be two or more Shareholders (not in default in payment of any sum referred to in Article 13 hereof) present in person or by proxy and holding not less than thirty-three and one-third percent (33⅓%) of the issued shares of such class, provided, however, that if (i) such separate General Meeting of the holders of the particular class of Shares was initiated by and convened pursuant to a resolution adopted by the Board of Directors and (ii) at the time of such meeting the Company is qualified to use the forms of a “foreign private issuer” under US securities laws, then the requisite quorum at any such separate General Meeting shall be two or more Shareholders (not in default in payment of any sum referred to in Article 13 hereof) present in person or by proxy and holding not less than twenty-five percent (25%) of the issued shares of such class. For the purpose of determining the quorum present at such General Meeting, a proxy may be deemed to be two (2) or more Shareholders pursuant to the number of Shareholders represented by the proxy holder.

27(b). In the absence of contrary provisions in these Articles, the requisite quorum for any General Meeting shall be two or more Shareholders (not in default in payment of any sum referred to in Article 13 hereof), present in person or by proxy and holding shares conferring in the aggregate at least thirty-three and one-third percent (33⅓%) of the voting power of the Company, provided, however, that if (i) such General Meeting was initiated by and convened pursuant to a resolution adopted by the Board of Directors and (ii) at the time of such General Meeting the Company is qualified to use the forms of a “foreign private issuer” under US securities laws, then the requisite quorum of General Meetings shall be two or more Shareholders (not in default in payment of any sum referred to in Article 13 hereof) present in person or by proxy and holding shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company. A proxy may be deemed to be two (2) or more Shareholders pursuant to the number of Shareholders represented by the proxy holder.”

Electronic Meetings

“23(b). All General Meetings other than Annual General Meetings shall be called "Special General Meetings". The Board of Directors may, at its discretion, convene a Special General Meeting at such time and place, within or outside of the State of Israel, as may be determined by the Board of Directors.

23(c). If so determined by the Board of Directors, an Annual General Meeting or a Special General Meeting may be held through the use of any means of communication approved by the Board of Directors, provided all of the participating Shareholders can hear each other simultaneously. A resolution approved by use of means of communications as aforesaid shall be deemed to be a resolution lawfully adopted at such general meeting, and a Shareholder shall be deemed present in person at such general meeting if attending such meeting through the means of communication used at such meeting.”

“36(d). The Board of Directors may hold meetings by use of any means of communication on the condition that all participating directors can hear each other at the same time.”

Shareholder Proposal Request

“25(c). The provisions of Articles 25(a) and 25(b) shall apply, mutatis mutandis, to any matter to be included on the agenda of a General Meeting which is convened pursuant to a request of a Shareholder duly delivered to the Company in accordance with the Companies Law.”

Voting Rights

“32(e). If a Shareholder is a minor, under protection, bankrupt or legally incompetent, or in the case of a corporation, is in receivership or liquidation, such Shareholder may, subject to all other provisions of these Articles and any documents or records required to be provided under these Articles, vote through his, her or its trustee, receiver, liquidator, natural guardian or another legal guardian, as the case may be, and the persons listed above may vote in person or by proxy.”

Forum for Adjudication of Disputes

“70.	FORUM FOR ADJUDICATION OF DISPUTES

(a)
Unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States, shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the U.S. Securities Act of 1933, as amended, including all causes of action asserted against any defendant to such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by the Company, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional or entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. The foregoing provisions of this Article 70 shall not apply to causes of action arising under the U.S. Securities Exchange Act of 1934, as amended.

(b)
Unless the Company consents in writing to the selection of an alternative forum, the competent courts in Tel Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s shareholders, or (iii) any action asserting a claim arising pursuant to any provision of the Companies Law or the Securities Law.

(c)	Any person or entity purchasing or otherwise acquiring or holding any interest in shares of the Company shall be deemed to have notice of and consented to the provisions of this Article.”

B - 2